Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Three Months Ended
	March 31,		Years Ended December 31,
Dollars in Thousands	2008	2007	2007	2006	2005	2004	2003
Income Before Income Taxes	$2,463	$4,311	$14,163	$36,813	$32,413	$22,999	$21,427

Plus: Interest on Deposits	12,578	12,330	53,880	41,070	21,320	12,156	13,187
Plus: Interest on Federal Funds Purchased	113	1,328	2,164	744	111	145	146
Plus: Interest on Repurchase Agreements	518	1,429	4,492	4,371	2,098	644	377
Plus: Interest on FHLB Advances	640	287	1,475	1,180	1,648	1,333	2,727
Plus: Interest on SunTrust Line of Credit	—	—	—	47	170	—	—
Plus: Interest on SunTrust Term Loan	—	200	397	690	—	—	—
Plus: Interest on Subordinated Debt Supporting Trust Preferred Stock Issuances	821	691	3,229	2,685	868	—	—
Plus: Dividends on Preferred Stock	—	—	—	—	—	—	—
Plus: Interest Within Rental Expense*	—	—	—	—	—	—	—

Combined Fixed Charges and Preference Dividends (Including Interest on Deposits)	14,670	16,265	65,637	50,787	26,215	14,278	16,437

Adjusted Earnings	$17,133	$20,576	$79,800	$87,600	$58,628	$37,277	$37,864

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (Including Interest on Deposits)	1.17	1.27	1.22	1.72	2.24	2.61	2.30

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (Excluding Interest on Deposits from Combined Fixed Charges and Preference Dividends and Adjusted Earnings)	2.18	2.10	2.20	4.79	7.62	11.84	7.59

*	All of Seacoast Banking Corporation of Florida’s leases are operating; none are capitalized.